Notice of Convocation the 113th Ordinary General Shareholders’ Meeting

Date and time:

10:00 a.m., Wednesday, June 14, 2017

Venue:

Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

Resolutions:

Proposed Resolution 1:

Election of 9 Members of the Board of Directors

Proposed Resolution 2:

Election of 1 Substitute Audit & Supervisory Board Member

Proposed Resolution 3:

Payment of Bonuses to Members of the Board of Directors

Proposed Resolution 4:

Revision of the Amount of Compensation Payable to Members of the Board of Directors

TOYOTA MOTOR CORPORATION

(Securities Code 7203)

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

The award-winning entries of the 10th Dream Car Art Contest (2016) can be seen in the following website: http://www.toyota.co.jp/jpn/events/dreamcar/world/2016/awardgallery.html#section

Toyota has become a Worldwide Olympic/Paralympic Partner in the category of vehicles, mobility services and mobility solutions.

I would like to express our gratitude for your ongoing support and understanding of our company.

In August of this year, our company will celebrate the 80th anniversary of its foundation. Once again, I would like to extend my sincere appreciation for your patronage over many years. Looking back on our predecessors Sakichi Toyoda, who invented a loom, Kiichiro Toyoda, who started an automobile business, and the many Leaders who worked with Kiichiro over the years, those predecessors created the future with a core belief in “contributing to society by Monozukuri (manufacturing).” Our company would not have reached where we are today without the support so many of you have offered us to uphold this core belief.

The automotive industry is now facing crucial, once-in-a-century changes brought about by Electrification/Information/Intelligence. In such an era of change, we are all the more required to stay true to our role as successors to Toyota’s founding core belief. We will create the future together with all of you so that cars will continue to serve a vital role in society for the next 50 or even 100 years.

A great many shareholders attended the Ordinary General Shareholders’ Meeting last year. One of the questions raised at the meeting included words of encouragement for a certain Toyota dealer. I sincerely express my appreciation for those words. I visited the dealer and conveyed them directly to all of the staff members in charge of sales and service. Many shareholders exercised their voting rights via mail-in ballots or via the Internet. Some of the ballots sent to us included encouraging messages and other opinions written out by hand. I truly appreciate the support those messages expressed. To respond to the expectations of the shareholders who support us in this way, we will make the utmost efforts toward sustainable growth. We look forward to your ongoing support.

< Toyota Global Vision >

Toyota will lead the way to the future of mobility,

enriching lives around the world with the safest

and most responsible ways of moving people.

Through our commitment to quality,

constant innovation and respect for the planet,

we aim to exceed expectations

and be rewarded with a smile.

We will meet challenging goals by engaging the

talent and passion of people,

who believe there is always a better way.

(Securities Code 7203)

May 24, 2017

To All Shareholders:

President Akio Toyoda

TOYOTA MOTOR CORPORATION

1, Toyota-cho, Toyota City, Aichi Prefecture

Notice of Convocation of the 113th Ordinary General Shareholders’ Meeting

(Unless otherwise stated, all financial information has been prepared in accordance with accounting principles generally accepted in Japan)

Dear Shareholder,

Please refer to the following for information about the upcoming the 113th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of Toyota Motor Corporation (“TMC”). We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, you can exercise your voting rights by paper ballot or by electromagnetic means. Please review the enclosed Reference Documents and exercise your voting rights by no later than the close of business (5:30 p.m.) on Tuesday, June 13, 2017 (Japan Time). Thank you very much for your cooperation.

1. Date and time:	10:00 a.m., Wednesday, June 14, 2017

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

    Reports:

Reports on business review, consolidated and unconsolidated financial statements for FY2017 (April 1, 2016 through March 31, 2017) and report by the Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements.

    Resolutions:

Proposed Resolution 1:	Election of 9 Members of the Board of Directors
Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member
Proposed Resolution 3:	Payment of Bonuses to Members of the Board of Directors
Proposed Resolution 4:	Revision of the Amount of Compensation Payable to Members of the Board of Directors

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Notes

You are kindly requested to review the Reference Documents and exercise your voting rights.

You can exercise your voting rights by any of the following three methods.

By attending the meeting Date and time of the meeting: 10:00 a.m., June 14, 2017 (Japan Time)	By postal mail Deadline for exercise: Your ballot must reach us by post no later than 5:30 p.m. on June 13, 2017 (Japan Time).	Via the Internet Deadline for exercise: Enter your vote by no later than 5:30 p.m. on June 13, 2017 (Japan Time).

(1)	Points to note when attending the meeting

-	If you attend the meeting in person, please submit the enclosed ballot at the reception desk. It will serve as your admission pass.

You are also kindly requested to bring this Notice of Convocation as meeting materials when you attend.

-	Please be advised in advance that you may be guided to an alternative venue if the main venue becomes fully occupied.

-	Only our shareholders are allowed to enter the venue. Persons who are attending as proxies of shareholders need to be themselves shareholders.

Shareholders who concurrently exercise the voting rights of other shareholders are kindly requested to submit their ballots as shareholders in addition to their ballots for voting as proxies together with documents certifying their status as proxies.

(2)	Split voting

-	If you intend to engage in split voting, please submit to us written notice to that effect and the reasons for the split voting at least three days prior to the General Shareholders’ Meeting.

(3)	Matters to be disclosed via the Internet

-

If any revisions are made to the reference documents or attachments for the General Shareholders’ Meeting, the revisions will be posted on Toyota Motor Corporation’s Web site (http://www.toyota.co.jp/jpn/investors/).

(4)	Other information

-	For shareholders who require sign-language interpretation: Please consult with the staff at the reception desk at the venue.

-

For shareholders who wish to visit the venue by wheelchair: Wheelchair pickup from Toyotashi Station to the venue is available. (Please contact our General Administration Department (secretariat of the General Shareholders’ Meeting) in advance. Tel: 0565-28-2121 (main))

Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Election of 9 Members of the Board of Directors

All Members of the Board of Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders’ Meeting. Accordingly, we hereby request that 9 Members of the Board of Directors be elected. The candidates for the position of Member of the Board of Directors are as follows:

Following are the nominees

No.	Name (birth date) No. and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
1	Takeshi Uchiyamada (8/17/1946) 51,339 common shares Reappointed	Chairman of the Board of Directors	Apr.	1969	Joined TMC
			Jun.	1998	Member of the Board of Directors of TMC
			Jun.	2001	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2012	Vice Chairman of TMC
			Jun.	2013	Chairman of TMC (to present)

2	Shigeru Hayakawa (9/15/1953) 21,800 common shares Reappointed	Vice Chairman of the Board of Directors	Apr.	1977	Joined Toyota Motor Sales Co., Ltd.
			Jun.	2007	Managing Officer of TMC
			Sep.	2007	Toyota Motor North America, Inc. President
			Jun.	2009	Retired from Toyota Motor North America, Inc. President
			Apr.	2012	Senior Managing Officer of TMC
			Jun.	2015	Member of the Board of Directors and Senior Managing Officer of TMC
			Apr.	2017	Vice Chairman of TMC (to present)
			(important concurrent duties)
			Representative Director of Institute for International
			Economic Studies

No.	Name (birth date) No.and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
3	Akio Toyoda (5/3/1956) 4,694,075 common shares Reappointed	President, Member of the Board of Directors - EV Business Planning Dept.	Apr.	1984	Joined TMC
			Jun.	2000	Member of the Board of Directors of TMC
			Jun.	2002	Managing Director of TMC
			Jun.	2003	Senior Managing Director of TMC
			Jun.	2005	Executive Vice President of TMC
			Jun.	2009	President of TMC (to present)
			(important concurrent duties)
			Chairman and CEO of Toyota Motor North America, Inc.
			Chairman of TOWA REAL ESTATE Co., Ltd.
			Chairman and Executive Director of Toyota Alvark Tokyo Corporation

4	Didier Leroy (12/26/1957) 18,000 common shares Reappointed	Member of the Board of Directors - Business Planning & Operation (President) - Chief Competitive Officer	Apr.	1982	Joined Renault S.A.
			Aug.	1998	Retired from Renault S.A.
			Sep.	1998	Joined Toyota Motor Manufacturing France S.A.S.
			Sep.	1998	Toyota Motor Manufacturing France S.A.S. Vice President
			Jan.	2005	Toyota Motor Manufacturing France S.A.S. President
			Jun.	2007	Managing Officer of TMC
			Jul.	2007	Toyota Motor Europe NV/SA Executive Vice President
			Jul.	2009	Toyota Motor Manufacturing France S.A.S. Chairman
			Jun.	2010	Toyota Motor Europe NV/SA President
			Jul.	2010	Retired from Toyota Motor Manufacturing France S.A.S. Chairman
			Apr.	2011	Toyota Motor Europe NV/SA President and CEO
			Apr.	2012	Senior Managing Officer of TMC
			Apr.	2015	Toyota Motor Europe NV/SA Chairman (to present)
			Jun.	2015	Executive Vice President of TMC
			Apr.	2017	Member of the Board of Directors of TMC (to present)
			(important concurrent duties)
			Chairman of Toyota Motor Europe NV/SA
			Vice Chairman of Toyota Motor North America, Inc.

No.	Name (birth date) No.and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
5	Shigeki Terashi (2/16/1955) 40,700 common shares Reappointed	Member of the Board of Directors - Strategic Top Executive Meeting Office (Secretary General) - Global Audit Dept. - EV Business Planning Dept. - Corporate Strategy Div. - Research Div. - Chief Risk Officer	Apr.	1980	Joined TMC
			Jun.	2008	Managing Officer of TMC
			Jun.	2008	Toyota Motor Engineering & Manufacturing North America, Inc. Executive Vice President
			May.	2011	Toyota Motor Engineering & Manufacturing North America, Inc. President and COO
			Apr.	2012	Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2012	Toyota Motor North America, Inc. President and COO
			Apr.	2013	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2013	Retired from Toyota Motor North America, Inc. President and COO
			Apr.	2013	Senior Managing Officer of TMC
			Jun.	2013	Member of the Board of Directors and Senior Managing Officer of TMC
			Jun.	2015	Executive Vice President of TMC
			Apr.	2017	Member of the Board of Directors of TMC (to present)
			(important concurrent duties)
			Director of Hino Motors, Ltd.
			Chairman of Toyota Motorsport GmbH

6	Osamu Nagata (3/2/1957) 23,000 common shares Newly appointed	Operating Officer (Executive Vice President) - External Affairs - Chief Financial Officer	Apr.	1980	Joined TMC
			Jun.	2009	Managing Officer of TMC
			Apr.	2013	Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2015	Retired from Toyota Motor Engineering & Manufacturing North America, Inc. President and CEO
			Apr.	2015	Senior Managing Officer of TMC
			Apr.	2017	Operating officer (Executive Vice President) of TMC (to present)

No.	Name (birth date) No.and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
7	Ikuo Uno (1/4/1935) 0 shares Reappointed Outside / Independent	Member of the Board of Directors	Mar.	1959	Joined Nippon Life Insurance Company
			Jul.	1986	Director of Nippon Life Insurance Company
			Mar.	1989	Managing Director of Nippon Life Insurance Company
			Mar.	1992	Senior Managing Director of Nippon Life Insurance Company
			Mar.	1994	Vice President of Nippon Life Insurance Company
			Apr.	1997	President of Nippon Life Insurance Company
			Apr.	2005	Chairman of Nippon Life Insurance Company
			Apr.	2011	Director and Advisor of Nippon Life Insurance Company
			Jul.	2011	Advisor of Nippon Life Insurance Company
			Jun.	2013	Member of the Board of Directors of TMC (to present)
			Jul.	2015	Honorary Advisor of Nippon Life Insurance Company (to present)

(important concurrent duties)

Honorary Advisor of Nippon Life Insurance Company

Outside Director of FUJI KYUKO CO., LTD.

Outside Auditor of Odakyu Electric Railway Co., Ltd.

Outside Audit & Supervisory Board Member of Tohoku Electric Power Co., Inc.

Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

8	Haruhiko Kato (7/21/1952) 0 shares Reappointed Outside / Independent	Member of the Board of Directors	Apr.	1975	Joined Ministry of Finance
			Jul.	2007	Director-General of the Tax Bureau, Ministry of Finance
			Jul.	2009	Commissioner of National Tax Agency
			Jul.	2010	Retired from Commissioner of National Tax Agency
			Jan.	2011	Senior Managing Director of Japan Securities Depository Center, Inc.
			Jun.	2011	President of Japan Securities Depository Center, Inc.
			Jun.	2013	Member of the Board of Directors of TMC (to present)
			Jul.	2015	President and CEO of Japan Securities Depository Center, Inc. (to present)
			(important concurrent duties) President and CEO of Japan Securities Depository Center, Inc. Outside Director of Canon Inc.

No.	Name (birth date) No. and kind of TMC shares owned	Position and areas of responsibility	Brief career summary and important concurrent duties
9	Mark T. Hogan (5/15/1951) 0 shares Reappointed Outside / Independent	Member of the Board of Directors	Sep.	1973	Joined General Motors Corporation
			Aug.	2002	Group Vice President of General Motors Corporation
			Aug.	2004	Retired from Group Vice President of General Motors Corporation
			Sep.	2004	President of Magna International Inc.
			Dec.	2007	Retired from President of Magna International Inc.
			Jan.	2008	President and CEO of The Vehicle Production Group LLC
			Feb.	2010	Retired from President and CEO of The Vehicle Production Group LLC
			Mar.	2010	President of Dewey Investments LLC (to present)
			Jun.	2013	Member of the Board of Directors of TMC (to present)
			(important concurrent duties) President of Dewey Investments LLC

Notes:

1.	The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/10/2017).
2.	Mr. Akio Toyoda, who is President, Member of the Board of Directors, concurrently serves as Operating Officer (President).
3.	Mr. Didier Leroy and Mr. Shigeki Terashi, both of whom are Members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).
4.	Matters related to the candidates to become Outside Members of the Board of Directors are as follows:
(1)

Mr. Ikuo Uno, Mr. Haruhiko Kato, and Mr. Mark T. Hogan are candidates to become Outside Members of the Board of Directors. Each of them is registered as an independent director with the Japanese stock exchanges on which TMC is listed. Upon approval of their re-election pursuant to this Proposed Resolution, TMC plans to maintain such registration.

(2)	Reasons for their nomination as candidates to become Outside Members of the Board of Directors:
•

Mr. Ikuo Uno has played an active part as an executive at Nippon Life Insurance Company over a number of years and possesses a wide range of knowledge and a wealth of experience in risks relating to business, investment and management among many industries. As we expect him to make use of this knowledge and experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Member of the Board of Directors. Since assuming office as an Outside Member of the Board of Directors of TMC, he has actively expressed his opinions about issues on organizational operations from the viewpoint of sustainable growth of TMC based on his deep insight and knowledge regarding financial and capital markets. He has also played an important role as an Outside Member of the Board of Directors by advising the company on the formation of management guidelines on human resource development and response measures to business risks of TMC.

•

Mr. Haruhiko Kato has served as Director-General of the Tax Bureau of the Ministry of Finance, Commissioner of the National Tax Agency, and has also held various other prominent positions in management of public finance of Japan, gaining a wealth of experience and highly specialized knowledge. He also has management experience with Japan Securities Depository Center, Inc. As we expect him to make use of this knowledge and experience for the management strategy of the Company, we nominate him as a candidate to become an Outside Member of the Board of Directors. Since assuming office as an Outside Member of the Board of Directors of TMC, he has played an important role as an Outside Member of the Board of Directors by demonstrating his opinion and guidance from external, managerial and objective viewpoints on financial issues and operational risk management based on his highly specialized knowledge about financial and capital markets and finance.

•

Mr. Mark T. Hogan has management experience in automotive-related companies, including General Motors Corporation. He also has served as an advisory board member for the Company regarding management issues. As we expect him to make use of this experience for the management strategy of the Company, we nominate him as a candidate to continue as an Outside Member of the Board of Directors. Since assuming office as an Outside Member of the Board of Directors of TMC, he has played an important role as an Outside Member of the Board of Directors by expressing many opinions on business strategy and marketing corresponding to market trends based on his deep knowledge about the automotive market in the United States.

(3)

Panasonic Corporation, during Mr. Ikuo Uno’s period of service as an Outside Director, was fined by the European Commission (in December 2012) due to violation of competition law in the cathode ray tube business. Panasonic Corporation filed an appeal in court; however, in July 2016, it received an order from the European Court of Justice dismissing Panasonic Corporation’s appeal and the fine became final. Panasonic Corporation also entered into an agreement with the United States Department of Justice (in July 2013) and the Canadian Competition Bureau (in February 2014) to pay penalties due to violations of antitrust laws in the automobile parts business for certain customers. While Mr. Uno was unaware of all of such violations until they were revealed, he consistently sought to ensure that business operations were conducted in compliance with applicable laws through his execution of his duties as a director. After the violations were disclosed, he confirmed the contents of the actions taken by the company to prevent recurrences.

(4)	Outline of limited liability agreements

TMC has entered into limited liability agreements with Mr. Ikuo Uno, Mr. Haruhiko Kato, and Mr. Mark T. Hogan to limit the amount of their liabilities as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act. Upon approval of their re-election pursuant to this Proposed Resolution, TMC plans to continue such agreements with them.

(5)	Mr. Mark T. Hogan has received remunerations from Toyota Motor North America, Inc., an affiliate of TMC, as an advisor for the past two years, which he will continue to receive in the future as well.
(6)	Number of years as Outside Member of the Board of Directors of TMC since assumption of office (as of the conclusion of this General Shareholders’ Meeting)

Mr. Ikuo Uno	4 years
Mr. Haruhiko Kato	4 years
Mr. Mark T. Hogan	4 years

Proposed Resolution 2: Election of 1 Substitute Audit & Supervisory Board Member

In order to be prepared in the event that TMC lacks the number of Audit & Supervisory Board Members and it becomes less than that required by laws and regulations, we hereby request that 1 Substitute Audit & Supervisory Board Member be elected. The candidate to become a Substitute Audit & Supervisory Board Member is as below.

This proposal is made to elect a substitute for either Ms. Yoko Wake, Mr. Teisuke Kitayama or Mr. Hiroshi Ozu, all of whom are currently Outside Audit & Supervisory Board Members. In the event he becomes an Audit & Supervisory Board Member, his term of office shall be the remaining part of his predecessor’s term. This resolution shall be effective until the commencement of the next Ordinary General Shareholders’ Meeting, provided, however, that this resolution may be cancelled before the proposed Substitute Audit & Supervisory Board Member assumes office, by a resolution of the Board of Directors, subject to the approval of the Audit & Supervisory Board.

The submission of this proposal at this General Shareholders’ Meeting was approved by the Audit & Supervisory Board.

Following is the nominee

No.	Name (birth date) No. of TMC shares owned	Position	Brief career summary and important concurrent duties
1	Ryuji Sakai (8/7/1957) 0 shares Reappointed	Substitute Audit & Supervisory Board Member	Apr.	1985	Registered as attorney Joined Nagashima & Ohno
			Sep.	1990	Worked at Wilson Sonsini Goodrich & Rosati (located in U.S.)
			Jan.	1995	Partner, Nagashima & Ohno
			Jan.	2000	Partner, Nagashima Ohno & Tsunematsu (to present)
			(important concurrent duties)
			Attorney
			Outside Audit & Supervisory Board Member of Kobayashi Pharmaceutical Co., Ltd.
			Outside Audit & Supervisory Board Member of Tokyo Electron Limited

Notes:

1.	The information included in the above table is as of the date of this reference document for this General Shareholders’ Meeting (5/10/2017).
2.	Matters related to the candidate to become a Substitute Outside Audit & Supervisory Board Member are as follows:
(1)	Mr. Ryuji Sakai is a candidate to become a Substitute Outside Audit & Supervisory Board Member.
(2)	Reasons for his nomination as a candidate to become a Substitute Outside Audit & Supervisory Board Member:
•

Mr. Ryuji Sakai has not been directly involved in the management of corporations, but he possesses a wealth of experience and highly specialized knowledge acquired through his long years of activities mainly related to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other international transactions, and advisory services on various legal matters such as antitrust law, intellectual property rights, capital raising and M&A. As we expect him to adequately execute his duties as an Outside Audit & Supervisory Board Member with this knowledge and experience, we hereby nominate him as a candidate to become a Substitute Outside Audit & Supervisory Board Member.

(3)	Outline of limited liability agreement

Upon approval of his election pursuant to this Proposed Resolution and his assumption of office as an Audit & Supervisory Board Member, TMC will enter into a limited liability agreement with him to limit the amount of his liability as stipulated in Article 423, Paragraph 1 of the Companies Act to the minimum amount stipulated in Article 425, Paragraph 1 of the Companies Act.

Proposed Resolution 3: Payment of Bonuses to Members of the Board of Directors

In consideration of the results for FY2017 and other factors, the 8 Members of the Board of Directors (excluding Outside Members of the Board of Directors) in office as of the end of FY2017 will be paid a total amount of 938,350,000 yen as Bonuses.

Proposed Resolution 4: Revision of the Amount of Compensation Payable to Members of the Board of Directors

Compensation payable to Members of the Board of Directors has been set at a maximum total of 130 million yen per month since the 107th Ordinary General Shareholders’ Meeting held on June 17, 2011. In order to pay more appropriate compensation in light of changes in the composition of the Board of Directors and other factors, we propose a revision of the compensation limit from a monthly-amount basis to a yearly-amount basis and a revision of the maximum total compensation for the Members of the Board of Directors, including bonuses, to 4.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year)

At present, the compensation and bonuses for Members of the Board of Directors are determined by a compensation system linked not only to corporate results, but also to personal duties and performance. In determining the payment amounts and payment methods, we also take into account the compensation levels and legal currencies of the home countries of Members of the Board of Directors. Bonuses have been paid in comprehensive consideration of dividends, the bonus levels received by employees, trends of other companies, medium-to long-term corporate results, the historical results of payment, and other factors, based on annual consolidated operating income. We will continue this method of consideration and pay monthly compensation and bonuses. There are, however, several practical problems with the current system, including a risk that foreign exchange fluctuations could hinder appropriate payment of compensation and bonuses for foreign Members of the Board of Directors. This Proposed Resolution to set the amount of compensation payable to Members of the Board of Directors within a maximum total of 4.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year), including monthly compensation and bonuses, will enable us to appropriately pay compensation and bonuses to Members of the Board of Directors.

Hereafter, the “Executive Compensation Meetings,” which are attended by Outside Members of the Board of Directors, will discuss details of the monthly compensation and bonuses for Members of the Board of Directors within the maximum total amount per year to be approved under this Proposed Resolution and submit recommendations to the Board of Directors, whereupon the Board of Directors will finally determine the monthly compensation and bonuses.

We will fulfill our accountability to shareholders with regard to executive compensation and corporate results by disclosing the executive compensation in the business reports and annual securities reports in accordance with laws and regulations and by explaining our initiatives for realizing the Toyota Global Vision at the general shareholders’ meetings of TMC.

As before, the amount of compensation for Members of the Board of Directors shall not include any compensation payable to Members of the Board of Directors as employees, among those who serve concurrently as employees.

Currently, 11 Members of the Board of Directors (including 3 Outside Members of the Board of Directors) are in office. If Proposed Resolution 1 is approved as proposed, 9 Members of the Board of Directors (including 3 Outside Members of the Board of Directors) will be in office.

Attachment to the Notice of Convocation of the 113th Ordinary General Shareholders’ Meeting

Business Report (Fiscal Year under review: April 1, 2016 through March 31, 2017)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

General Economic Environment in FY2017

Reviewing the general economic environment for the fiscal year ended March 2017 (“FY2017”), with respect to the world economy, the U.S. economy has seen ongoing recovery due to increasing personal consumption owing to improvements in employment and income conditions, and the European economy has continued its moderate recovery. Meanwhile, weaknesses have been seen in some emerging countries. The Japanese economy has been on a moderate recovery due to improvements in employment and income conditions.

For the automobile industry, although markets have progressed in a steady manner in the developed countries and expanded in China due to effects of a sales tax cut on small cars, markets in resource-rich countries have slowed down. Meanwhile, efforts toward improvement across businesses in areas including automated driving technology, connected vehicles, environmental technologies used in fuel cell vehicles and electric vehicles, as well as car-sharing and ride-sharing have become active.

Overview of Operations

In this business environment, we are striving to manufacture “ever-better cars” that exceed customer expectations. As the second model under the TNGA (Toyota New Global Architecture), we have launched the “C-HR,” which was developed with complete focus on design and driving performance, as well as the “Roomy” and “Tank,” which are compact cars embodying the attractive features of minivans. We also fully remodeled the “Prius PHV” to realize a significantly extended EV mode range, as well as more powerful and smoother drive. Furthermore, the new “Coaster,” completely redesigned for the first time in 24 years, offers outstanding safety and a comfortable interior. The Lexus brand launched the “LC500/LC500h,” luxury coupes that realize a significantly agile and more refined driving experience and unique design by adopting a newly developed platform.

In this way, we have actively improved the product line-up in Japan and abroad and carried out vigorous sales efforts in collaboration with dealers in each country and region in which we operate. As a result, global vehicle sales for FY2017, including the Daihatsu and Hino brands, increased by 157 thousand units (or 1.6%) from FY2016 to 10,251 thousand units. We also made concerted efforts throughout the entire Toyota group on profit improvement activities such as implementation of cost improvement measures.

In addition to these activities, we have made headway in various efforts toward the creation of a new mobility society in order to offer safer and more convenient mobility to our customers. Based on the proliferation and popularity of new mobility services like car-sharing and ride-sharing, we started to establish a “Mobility Services Platform,” a business platform equipped with functions such as vehicle management systems and leasing programs, to collaborate with various companies and services. We also conducted trials to encourage the practical use of personal mobility, “TOYOTA i-ROAD.”

In order to further promote all of these activities by promoting the continued development of a talented workforce, we created a product-based in-house companies system in April 2016. We have worked toward business innovation, in tandem with establishing the EV Business Planning Dept., an in-house venture business responsible for planning and developing electric vehicles, and establishing the Emerging-market Compact Car Company together with Daihatsu Motor Co., Ltd., our wholly-owned subsidiary.

We concluded a memorandum toward business partnership with Suzuki Motor Corporation and agreed to begin concrete examinations of business partnership to solve each other’s challenges. To strengthen our true competitiveness toward sustainable growth, we will continue to endeavor to build cooperative relationships with other companies and to further strengthen our foundations within the Toyota group.

Consolidated Financial Results for FY2017

For the consolidated financial results for FY2017, although we made progress in profit improvement activities such as cost improvement, due mainly to the appreciation of the yen, consolidated net revenues decreased by 805.9 billion yen (or 2.8%) to 27,597.1 billion yen compared with FY2016 and consolidated operating income decreased by 859.5 billion yen (or 30.1%) to 1,994.3 billion yen compared with FY2016.

Consolidated net income attributable to Toyota Motor Corporation decreased by 481.5 billion yen (or 20.8%) to 1,831.1 billion yen compared with FY2016.

The breakdown of consolidated net revenues is as follows:

	Yen in millions unless otherwise stated
	FY2017 (April 2016 through March 2017)	FY2016 (April 2015 through March 2016)	Increase (Decrease)	Change (%)
Vehicles	21,540,563	22,267,136	(726,573)	(3.3)
Parts and components for overseas production	468,214	493,499	(25,285)	(5.1)
Parts and components for after service	1,955,781	2,042,623	(86,842)	(4.3)
Other	1,067,671	1,120,555	(52,884)	(4.7)
Total Automotive	25,032,229	25,923,813	(891,584)	(3.4)
Financial Services	1,783,697	1,854,007	(70,310)	(3.8)
Other	781,267	625,298	155,969	24.9

Total	27,597,193	28,403,118	(805,925)	(2.8)

Notes:

1.	Consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles.
2.	The amounts represent net revenues from external customers.
3.	Net revenues do not include consumption taxes, etc.

Environmental and Safety Initiatives

Toyota group considers addressing both environmental and safety issues as one of its top management priorities.

With regard to environmental initiatives, based on the stance that eco-cars can only truly have a significant positive impact if they are widely used, we have encouraged the mass-market adoption of hybrid vehicles, plug-in hybrid vehicles, electric vehicles and fuel cell vehicles. We also consider the use of hydrogen to be a powerful source of energy for the future and are making steady efforts toward the realization of a hydrogen-based society, including activities to sell fuel cell buses and to introduce fuel cell forklifts in our plant.

With regard to safety initiatives, we are endeavoring to achieve high market prevalence of “Toyota Safety Sense,” and “Lexus Safety System +,” safety packages equipped with functions such as collision prevention and mitigation. In December 2016, the four models equipped with these safety packages earned the top ASV++ rating under the 2016 JNCAP Preventive Safety Performance Assessment.

Activities in Pursuit of Attractive Vehicles

Toyota group works in pursuit of the enjoyment of vehicles and the joy of driving.

By applying the TNGA (Toyota New Global Architecture) not only to the vehicle structure but also to the development of powertrain units, which form the core of an automobile, we made significant progress in simultaneously realizing driving performance that responds to the will of the driver, as well as heightened environmental friendliness.

We returned to the World Rally Championship (WRC) for the first time in 18 years and participated in the World Endurance Championship (WEC) and the 24-hour Nürburgring endurance race in Germany. Through these motorsports activities, as well as the Five Continents Driving Project aimed at training and honing abilities to create better cars, we are making progress in our efforts to strengthen technology development capabilities and develop human resources.

Non-Automotive Operations

In non-automotive operations, we are actively developing businesses to meet diverse customer needs.

In financial services, we have developed our network throughout the world, including emerging countries, and have reinforced a group structure that allows us to perform automotive sales measures in concert with our automotive operations in a speedy manner. We also have established a telematics car insurance services company in the U.S. and will further contribute to an enriched car experience of our customers by endeavoring to develop and provide financial services to satisfy the needs of individual customers and regional characteristics.

In the housing business, we strengthened the capital and business alliance with Misawa Homes Co., Ltd. with a view to streamlining the existing business and accelerating collaboration in new business and other areas.

In the marine business, we launched the “PONAM-28V,” a new pleasure craft that was awarded the Boat of the Year Japan in 2016. We are also conducting a wide range of activities such as measures to develop robotics technologies supporting nursing and healthcare in the field of partner robots.

(2) Funding

Funds necessary for the automotive business are mainly financed with funds from business operations. Funds necessary for the financial services business are mainly financed through the issuance of bonds and medium-term notes, as well as with borrowings. The balance of debt as of the end of FY2017 was 19,155.7 billion yen.

(3) Capital Expenditures and R&D

As for capital expenditures, Toyota group has promoted activities to decrease expenditures by maximizing the utilization of our existing facilities and developing production lines that are simple, streamlined, and flexible. At the same time, we made investments in remodeling to enhance our competitiveness and in connection with the integration and relocation of the headquarters functions in North America. As a result, consolidated capital expenditures for FY2017 were 1,211.8 billion yen.

As for R&D expenditures, we made upfront investments for the development of next-generation advanced driving technologies, safety technologies, and environmental technologies while also endeavoring to improve development efficiency. As a result, consolidated R&D expenditures for FY2017 were 1,037.5 billion yen.

(4) Consolidated Financial Summary

	Yen in millions unless otherwise stated
	FY2014 (April 2013 through March 2014)	FY2015 (April 2014 through March 2015)	FY2016 (April 2015 through March 2016)	FY2017 (April 2016 through March 2017)
Net revenues	25,691,911	27,234,521	28,403,118	27,597,193
Operating income	2,292,112	2,750,564	2,853,971	1,994,372
Net income attributable to Toyota Motor Corporation	1,823,119	2,173,338	2,312,694	1,831,109
Net income attributable to Toyota Motor Corporation per common share – Basic (yen)	575.30	688.02	741.36	605.47
Mezzanine equity and Shareholders’ equity	15,218,987	17,647,329	18,088,186	18,668,953

Total assets	41,437,473	47,729,830	47,427,597	48,750,186

(5) Issues to be Addressed

As for our future business environment, developed countries are expected to continue growing steadily, while the growth rate of emerging countries are expected to increase gradually on the back of the steady growth in developed countries and the effects of policy measures taken by emerging countries. The Japanese economy is expected to improve mainly in the area of private demand supported by continuing extension of the positive cycle of the economy with improvements in employment and income conditions, although attention needs to be paid to uncertainty related to policy trends mainly in the U.S. and U.K.

The automotive market is expected to progress steadily in developed countries and to pick up gradually in emerging countries. Meanwhile, complicated interactions and changes such as changing market and regulations, developments in technology, and entry from other businesses are changing the automotive business itself.

In this severe business environment, Toyota group intends to steadily progress toward the realization of the Toyota Global Vision through sustainable growth based on the following policies:

First, we intend to boldly take on new challenges to create the future. We aim to construct a future mobility society through the strategic approach to Electrification/Information/Intelligence and new value creation. We will strive to reduce the environmental impact of automobiles as close to zero as possible, and will roll out new initiatives toward a sustainable society looking to make a positive impact on earth and society.

Second, we will “change how we work” in order to grow as steadily as a tree adding annual growth rings. Through strong “dream and sense of mission” and “learning humbly,” we will change the approach from the extension of past, and thereby accelerate making “ever-better cars.” We will also work to obtain and sustain our competitiveness for our own survival by increasing sensitivity to the drastically changing society and reacting to crises properly.

Third, we will work to solidify our foundations in order to continuously support Toyota. Thoroughly following the principle of Customer First, every member will implement the basics of work.

Based on these initiatives, Toyota group will contribute to “enriching lives of communities” by providing “ever-better cars.” This is expected to encourage more customers to purchase Toyota cars and thereby lead to the establishment of a stable business base. By perpetuating this cycle, we will aim to realize sustainable growth and enhance corporate value. In addition, through full observance of corporate ethics such as compliance with applicable laws and regulations, Toyota group will fulfill its social responsibilities.

By staying true to its founding spirit of “contribute to society by Monozukuri, manufacturing,” Toyota group will move forward through the united efforts of its officers and employees toward the realization of the Toyota Global Vision with humility, gratitude and passion. We sincerely hope that our shareholders will continue to extend their patronage and support to us.

(6) Policy on Distribution of Surplus by Resolution of the Board of Directors

TMC deems the benefit of its shareholders as one of its priority management policies, and it continues to work to improve its corporate structure to realize sustainable growth in order to enhance its corporate value. TMC will strive for the stable and continuous payment of dividends aiming at a consolidated payout ratio of 30% to shareholders of common stock while giving due consideration to factors such as business results for each term, investment plans and its cash reserves. In addition, TMC will pay a prescribed amount of dividends to shareholders of First Series Model AA Class Shares.

With regard to the repurchase of treasury stock, TMC will implement a flexible capital policy in response to business circumstance with a view to improving shareholder return and capital efficiency.

In order to survive tough competition, TMC will utilize its internal funds mainly for the early commercialization of technologies for next-generation environment and safety, giving priority to customer safety and security.

(7) Main Business

Toyota group’s business segments are automotive operations, financial services operations and all other operations.

Business	Main products and services
Automotive Operations	Vehicles (passenger vehicles, trucks and buses, and mini-vehicles), Parts & components for overseas production, Parts, etc.

Financial Services Operations	Auto sales financing, Leasing, etc.

Other Operations	Housing, Information Technology, etc.

(8) Main Sites

<TMC>

Name	Location
Head Office	Aichi Prefecture
Tokyo Head Office	Tokyo
Nagoya Office	Aichi Prefecture
Honsha Plant	Aichi Prefecture
Motomachi Plant	Aichi Prefecture
Kamigo Plant	Aichi Prefecture
Takaoka Plant	Aichi Prefecture
Miyoshi Plant	Aichi Prefecture
Tsutsumi Plant	Aichi Prefecture
Myochi Plant	Aichi Prefecture
Shimoyama Plant	Aichi Prefecture
Kinu-ura Plant	Aichi Prefecture
Tahara Plant	Aichi Prefecture
Teiho Plant	Aichi Prefecture
Hirose Plant	Aichi Prefecture
Higashi-Fuji Technical Center	Shizuoka Prefecture

<Domestic and overseas subsidiaries>

Please see section “(10) Status of Principal Subsidiaries.”

(9) Employees

Number of employees	Increase (Decrease) from end of FY2016
364,445	+ 15,568

(10) Status of Principal Subsidiaries

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			million yen
Japan	Toyota Financial Services Corporation	Aichi Prefecture	78,525	100.00		Management of domestic and overseas financial companies, etc.
	Hino Motors, Ltd.	Tokyo	72,717	50.21	*	Manufacture and sales of automobiles
	Toyota Motor Kyushu, Inc.	Fukuoka Prefecture	45,000	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Co., Ltd.	Osaka Prefecture	28,404	100.00		Manufacture and sales of automobiles
	Toyota Finance Corporation	Tokyo	16,500	100.00	*	Finance of automobile sales, Card business
	Toyota Auto Body Co., Ltd.	Aichi Prefecture	10,371	100.00		Manufacture and sales of automobiles
	Toyota Motor East Japan, Inc.	Miyagi Prefecture	6,850	100.00		Manufacture and sales of automobiles
	Daihatsu Motor Kyushu Co., Ltd.	Oita Prefecture	6,000	100.00	*	Manufacture and sales of automobiles
			in thousands
North America	Toyota Motor Engineering & Manufacturing North America, Inc.	U.S.A.	USD 1,958,949	100.00	*	Management of manufacturing companies in North America
	Toyota Motor Manufacturing, Kentucky, Inc.	U.S.A.	USD 1,180,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor North America, Inc.	U.S.A.	USD 1,005,400	100.00	*	Management of all North American affiliates
	Toyota Motor Credit Corporation	U.S.A.	USD 915,000	100.00	*	Finance of automobile sales
	Toyota Motor Manufacturing, Indiana, Inc.	U.S.A.	USD 620,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing, Texas, Inc.	U.S.A.	USD 510,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Sales, U.S.A., Inc.	U.S.A.	USD 365,000	100.00	*	Sales of automobiles
	Toyota Motor Manufacturing, Mississippi, Inc.	U.S.A.	USD 272,000	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing Canada Inc.	Canada	CAD 680,000	100.00		Manufacture and sales of automobiles
	Toyota Credit Canada Inc.	Canada	CAD 60,000	100.00	*	Finance of automobile sales
	Toyota Canada Inc.	Canada	CAD 10,000	51.00		Sales of automobiles
			in thousands
Europe	Toyota Motor Europe NV/SA	Belgium	EUR 2,524,346	100.00		Management of all European affiliates
	Toyota Motor Manufacturing France S.A.S.	France	EUR 71,078	100.00	*	Manufacture and sales of automobiles
	Toyota Motor Finance (Netherlands) B.V.	Netherlands	EUR 908	100.00	*	Loans to overseas Toyota related companies
	Toyota Motor Manufacturing Turkey Inc.	Turkey	EUR 383,876	90.00	*	Manufacture and sales of automobiles
	Toyota Motor Manufacturing (UK) Ltd.	U.K.	GBP 300,000	100.00	*	Manufacture and sales of automobiles
	Toyota Financial Services (UK) PLC	U.K.	GBP 104,500	100.00	*	Finance of automobile sales
	OOO “TOYOTA MOTOR”	Russia	RUB 4,875,189	100.00	*	Manufacture and sales of automobiles

	Company name	Location	Capital/ Subscription	Percentage ownership interest		Main business
			in thousands
Asia	Toyota Motor (China) Investment Co., Ltd.	China	USD 118,740	100.00		Sales of automobiles
	Toyota Motor Finance (China) Co., Ltd.	China	CNY 3,100,000	100.00	*	Finance of automobile sales
	P.T. Astra Daihatsu Motor	Indonesia	IDR 894,370,000	61.75	*	Manufacture and sales of automobiles
	PT. Toyota Motor Manufacturing Indonesia	Indonesia	IDR 19,523,503	95.00		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Pte Ltd.	Singapore	SGD 6,000	100.00		Sales of automobiles
	Kuozui Motors, Ltd.	Taiwan	TWD 3,460,000	70.00	*	Manufacture and sales of automobiles
	Toyota Leasing (Thailand) Co., Ltd.	Thailand	THB 15,100,000	86.84	*	Finance of automobile sales
	Toyota Motor Thailand Co., Ltd.	Thailand	THB 7,520,000	86.43		Manufacture and sales of automobiles
	Toyota Motor Asia Pacific Engineering and Manufacturing Co., Ltd.	Thailand	THB 1,300,000	100.00	*	Production support for entities in Asia and Oceania
			in thousands
Other	Toyota Motor Corporation Australia Ltd.	Australia	AUD 481,100	100.00		Manufacture and sales of automobiles
	Toyota Finance Australia Ltd.	Australia	AUD 120,000	100.00	*	Finance of automobile sales
	Toyota Argentina S.A.	Argentina	ARS 260,000	100.00	*	Manufacture and sales of automobiles
	Toyota do Brasil Ltda.	Brazil	BRL 709,980	100.00		Manufacture and sales of automobiles
	Toyota South Africa Motors (Pty) Ltd.	South Africa	ZAR 50	100.00	*	Manufacture and sales of automobiles

Notes:

1.	* Indicates that the ownership interest includes such ratio of the subsidiaries.
2.	The ownership interests are calculated based on the total number of shares issued at the end of the fiscal year.

2. Status of Shares

(1)	Total Number of Shares Authorized	10,000,000,000 shares

(2)	Total Number of Shares Issued

	Common shares	3,262,997,492 shares

	First Series Model AA Class Shares	47,100,000 shares

(3)	Number of Shareholders	687,028

(4)	Major Shareholders

Name of Shareholders	Number of shares (1,000 shares)			Percentage of shareholding (%)
	Common shares	First series Model AA class shares	Total
Japan Trustee Services Bank, Ltd.	364,158	180	364,338	12.06
Toyota Industries Corporation	229,274	—	229,274	7.59
The Master Trust Bank of Japan, Ltd.	156,668	—	156,668	5.18
Nippon Life Insurance Company	120,045	560	120,605	3.99
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	104,004	—	104,004	3.44
DENSO CORPORATION	86,882	—	86,882	2.88
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	72,050	—	72,050	2.38
Mitsui Sumitomo Insurance Company, Limited	60,811	—	60,811	2.01
Trust & Custody Services Bank, Ltd.	58,941	—	58,941	1.95
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	56,099	—	56,099	1.86

Notes:

1.	The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is the nominee of the Bank of New York Mellon, which is the Depositary for holders of TMC’s American Depositary Receipts (ADRs).
2.	The percentage of shareholding is calculated after deducting the number of shares of treasury stock (288,274 thousand shares) from the total number of shares issued.

3. Status of Stock Acquisition Rights, Etc.

(1) Status of Stock Acquisition Rights as of the End of FY2017

1)	Number of Stock Acquisition Rights issued:

23,573

2)

Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights 2,357,300 shares of common stock of TMC (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is 100).

3)	Stock Acquisition Rights held by TMC’s Members of the Board of Directors and Audit & Supervisory Board Members

	Series (Exercise price)	Exercise period	Number of Stock Acquisition Rights	Number of holders
Members of the Board of Directors (excluding Outside Members)	8th (4,154 yen)	From August 1, 2011 to July 31, 2017	1,240	5
	9th (3,153 yen)	From August 1, 2012 to July 31, 2018	1,026	8

4. Status of Members of the Board of Directors and Audit & Supervisory Board Members

(1) Members of the Board of Directors and Audit & Supervisory Board Members

Name	Position	Areas of responsibility	Important concurrent duties
Takeshi Uchiyamada	*Chairman of the Board of Directors

Akio Toyoda	*President, Member of the Board of Directors	- EV Business Planning Dept.	- Chairman and CEO of Toyota Motor North America, Inc. - Chairman of TOWA REAL ESTATE Co., Ltd. - Chairman and Executive Director of Toyota Alvark Tokyo Corporation

Mitsuhisa Kato	*Executive Vice President, Member of the Board of Directors	- Frontier Research Center - EV Business Planning Dept.

- Director of Toyota Boshoku Corporation

- Audit & Supervisory Board Member of Aisin Seiki Co., Ltd.

- Director of Toyota Industries Corporation

- Representative Director of GENESIS RESEARCH INSTITUTE, INC.

- Senior Executive Chairman of TOYOTA CENTRAL R&D LABS., INC.

Takahiko Ijichi	*Executive Vice President, Member of the Board of Directors	- Chief Financial Officer - Sales Financial Business - Purchasing	- Audit & Supervisory Board Member of TOKAI RIKA CO., LTD. - Audit & Supervisory Board Member of Toyota Industries Corporation

Didier Leroy	*Executive Vice President, Member of the Board of Directors	- Toyota NO.1 (President) - Chief Competitive Officer	- Chairman of Toyota Motor Europe NV/SA - Chairman of Toyota Motor Engineering & Manufacturing North America, Inc. - Vice Chairman of Toyota Motor North America, Inc.

Shigeki Terashi	*Executive Vice President, Member of the Board of Directors	- Strategic Top Executive Meeting Office (Secretary General) - Global Audit Dept. - EV Business Planning Dept. - Corporate Strategy Div. - Research Div. - Quality	- Director of Daihatsu Motor Co., Ltd. - Director of Hino Motors, Ltd.

Nobuyori Kodaira	Member of the Board of Directors	- Chief Risk Officer	- Director of KDDI CORPORATION - Audit & Supervisory Board Member of AICHI STEEL CORPORATION

Shigeru Hayakawa	Member of the Board of Directors Senior Managing Officer	- External Affairs & Public Affairs Group (Chief Officer) - Chief Communications Officer	- Representative Director of Institute for International Economic Studies

Name	Position	Areas of responsibility	Important concurrent duties
Ikuo Uno	Member of the Board of Directors

- Honorary Advisor of Nippon Life Insurance Company

- Outside Director of FUJI KYUKO CO., LTD.

- Outside Auditor of Odakyu Electric Railway Co., Ltd.

- Outside Audit & Supervisory Board Member of Tohoku Electric Power Co., Inc.

- Outside Corporate Auditor of Sumitomo Mitsui Financial Group, Inc.

Haruhiko Kato	Member of the Board of Directors		- President and CEO of Japan Securities Depository Center, Inc. - Outside Director of Canon Inc.

Mark T. Hogan	Member of the Board of Directors		- President of Dewey Investments LLC

Masaki Nakatsugawa	Full-time Audit & Supervisory Board Member

Masahiro Kato	Full-time Audit & Supervisory Board Member

Yoshiyuki Kagawa	Full-time Audit & Supervisory Board Member

Yoko Wake	Audit & Supervisory Board Member		- Professor Emeritus of Keio University

Teisuke Kitayama	Audit & Supervisory Board Member		- Chairman of Sumitomo Mitsui Banking Corporation - Outside Director of FUJIFILM Holdings Corporation - Outside Audit & Supervisory Board Member of Tokyo Broadcasting System Holdings, Inc.

Hiroshi Ozu	Audit & Supervisory Board Member		- Attorney - Outside Audit & Supervisory Board Member of MITSUI & CO., LTD. - Audit & Supervisory Board Member (External) of Shiseido Company, Limited

Notes:

1.	* Representative Director
2.	Mr. Ikuo Uno, Mr. Haruhiko Kato and Mr. Mark T. Hogan, all of whom are Members of the Board of Directors, are Outside Members of the Board of Directors. They are also Independent Directors as provided by the rules of the Japanese stock exchanges on which TMC is listed.
3.	Ms. Yoko Wake, Mr. Teisuke Kitayama and Mr. Hiroshi Ozu, all of whom are Audit & Supervisory Board Members, are Outside Audit & Supervisory Board Members. They are also Independent Audit & Supervisory Board Members as provided by the rules of the Japanese stock exchanges on which TMC is listed.
4.	The “Important concurrent duties” are listed chronologically, in principle, based on the dates the executives assumed their present positions.

5.	The positions and areas of responsibility were changed on April 1, 2017, as follows:

Name	Position	Areas of responsibility
Shigeru Hayakawa	Vice Chairman of the Board of Directors

Akio Toyoda	* President, Member of the Board of Directors	- EV Business Planning Dept.

Nobuyori Kodaira	Member of the Board of Directors

Mitsuhisa Kato	Member of the Board of Directors

Takahiko Ijichi	Member of the Board of Directors

Didier Leroy	Member of the Board of Directors	- Business Planning & Operation (President) - Chief Competitive Officer

Shigeki Terashi	Member of the Board of Directors	- Strategic Top Executive Meeting Office (Secretary General) - Global Audit Dept. - EV Business Planning Dept. - Corporate Strategy Div. - Research Div. - Chief Risk Officer

Notes:

•	* Representative Director
•	Mr. Akio Toyoda, who is President, Member of the Board of Directors, concurrently serves as Operating Officer (President).
•	Mr. Didier Leroy and Mr. Shigeki Terashi, both of whom are Members of the Board of Directors, concurrently serve as Operating Officers (Executive Vice Presidents).

(2) Amount of Compensation to Members of the Board of Directors and Audit & Supervisory Board Members for FY2017

Category	Members of the Board of Directors (incl. Outside Members of the Board of Directors)		Audit & Supervisory Board Members (incl. Outside Audit & Supervisory Board Members)		Total
	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)	No. of persons	Amount (million yen)
Compensation to Members of the Board of Directors and Audit & Supervisory Board Members	12 (3)	746 (72)	6 (3)	224 (55)	18	970
Executive bonus	8	938			8	938

Total		1,684 (72)		224 (55)		1,909

Notes:

1.	The number of persons includes those eligible to receive compensation in FY2017.
2.	The amounts of executive bonuses stated above are to be decided by the resolution of the 113th Ordinary General Shareholders’ Meeting to be held on June 14, 2017.

(3) Status of Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members

1) Major activities for FY2017

Category	Name	Attendance of Board of Directors meetings (total attended/total held)	Attendance of Audit & Supervisory Board meetings (total attended/total held)
Member of the Board of Directors	Ikuo Uno	16/16	—
Member of the Board of Directors	Haruhiko Kato	16/16	—
Member of the Board of Directors	Mark T. Hogan	16/16	—
Audit & Supervisory Board Member	Yoko Wake	16/16	16/16
Audit & Supervisory Board Member	Teisuke Kitayama	15/16	15/16
Audit & Supervisory Board Member	Hiroshi Ozu	16/16	16/16

Each Outside Member of the Board of Directors and Outside Audit & Supervisory Board Member contributed by giving opinions based on his or her experience and insight.

2) Details of Limited Liability Agreements

Agreements between the Outside Members of the Board of Directors or Outside Audit & Supervisory Board Members and TMC to limit liability as stipulated in Article 423, Paragraph 1 of the Companies Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

5. Status of Accounting Auditor

(1) Name of Accounting Auditor

PricewaterhouseCoopers Aarata LLC

Note:	PricewaterhouseCoopers Aarata was renamed PricewaterhouseCoopers Aarata LLC on July 1, 2016 due to the change in audit corporation classification.

(2) Compensation to Accounting Auditor for FY2017

1)	Total compensation and other amounts paid by TMC for the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan

547 million yen

2)	Total amount of cash and other property benefits paid by Toyota

1,670 million yen

Notes:

1.

The Audit & Supervisory Board examined whether the content of the Accounting Auditor’s audit plan, its execution of duties, basis for calculating the estimated compensation and others were appropriate, and thereupon agreed on the amount of compensation to the Accounting Auditor.

2.	The amount in 1) above includes compensation for audits performed in compliance with the Financial Instruments and Exchange Law.

3.

The amount in 2) above includes compensation for advice and consultation concerning accounting matters and information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

4.	Among principal subsidiaries of TMC, overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata LLC.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

If an Accounting Auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act and the Accounting Auditor’s dismissal is accordingly deemed to be appropriate, the Audit & Supervisory Board shall dismiss the Accounting Auditor with the unanimous consent of the Audit & Supervisory Board Members.

If any event or situation that hinders an Accounting Auditor from appropriately executing its duties is deemed to have occurred, the Audit & Supervisory Board shall determine the content of a proposal for the dismissal or non-reappointment of the Accounting Auditor to be submitted to the General Shareholders’ Meeting.

6. System to Ensure the Appropriateness of Business Operations and Outline of Implementation Status of Such Systems

Basic understanding of system to ensure appropriateness of business operations

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Corporate Governance Meetings and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)

TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Members of the Board of Directors.

2)

TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)	TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Corporate Governance Meeting and other meetings.

[Implementation status]

1)

TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals distributed to all executives. Newly appointed executives undergo compliance education using these manuals when they assume office.

2)

In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors.

TMC also made changes to and altered the roles of some decision-making bodies in conjunction with a reorganization we performed in April 2016.

3)

With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Guiding Principles at Toyota,” “Global Vision,” etc., TMC deliberates on important topics pertaining to corporate ethics, compliance and risk management as well as responses thereto at Corporate Governance Meetings chaired by Chief Risk Officer (CRO).

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1)

TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)

TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)

TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)	As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1)

Budget is allocated to each organizational unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2)

To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial statements is evaluated. The effectiveness of the disclosure process is also evaluated.

3)

Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO, who is responsible for global risk management of safety, quality, environmental and other risks. In addition, at the internal head offices, TMC has appointed the chief officer for each group and the risk officer for each department and division to be in charge of risk management for each function, and at each in-house company, TMC has appointed the president and the risk officer to be in charge of risk management for each product. Through this, TMC has established systems that enable collaboration and support with each regional headquarters, and these systems are reviewed and reinforced as necessary.

In the area of quality, the Honsha Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is ensuring that our car manufacturing is in compliance with laws and regulations and taking action to improve quality across the entire company. TMC is also monitoring market developments and establishes a management structure that responds to quality risks.

4)

To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1)	TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)

Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3)

TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1)	TMC has formulated a medium-term management plan for each region, as well as in-house company management plans that reflect its customers’ long-term values, technological trends, and so on.

In addition, TMC formulates a “Global Corporate Hoshin” each year establishing the general direction in which TMC should proceed that year. Furthermore, policies are then put into practice at each level of TMC’s organization and these policies are managed consistently with the “Global Corporate Hoshin.”

2)

TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual “divisions” play key roles in executing operations. Utilizing a system in which vice presidents make management decisions and oversee the execution from a medium- to long-term perspective while presidents, chief officers and lower management oversee the execution of operations for each business unit, region and function, TMC is striving to strengthen its supervision over the execution of businesses and to accelerate operational decision-making and execution. The presidents and chief officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and vice presidents and higher management are supervising these efforts.

3)

TMC has established an “International Advisory Board” to obtain advice and information from an outside perspective, and utilizing them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)	TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)

TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Corporate Governance Meeting and other meetings.

3)

TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its Compliance Hotline that TMC established outside the company, as well as through other channels.

[Implementation status]

1)

TMC has worked to “visualize” operations by clarifying the responsibilities of each organizational unit. TMC is also providing training relating to problem-solving abilities in education programs for new recruits as well as in personnel-grade-specific education programs. TMC is fostering a workplace culture for quickly discovering and resolving problems by genchi genbutsu and making “kaizen” (improvements) to prevent recurrences.

2)

TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company.

Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Corporate Governance Meetings.

3)

TMC has established a Compliance Hotline to enable employees to consult with outside attorneys about problems and questions concerning compliance. TMC (secretariats and relevant organizational units) conducts investigations of the facts and takes necessary measures once attorneys inform TMC of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

To share Toyota’s management principles, TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

1.	System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

2.	Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Corporate Governance Meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

3.	System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

4.	System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Corporate Governance Meeting and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries. Through that as well as propagating the corporate philosophy through personnel exchanges, TMC is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries.

TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Corporate Governance Meeting.

1.

TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

2.

TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed as necessary at Corporate Governance Meetings as well as at the Board of Directors’ meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters.

3.

TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

4.

TMC examines significant risk areas to ensure that each subsidiary’s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Corporate Governance Meetings.

TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries. Furthermore, TMC conducts special audits as needed, as well as direct audits according to the subsidiary-accounting-audit-plan that is formulated every year, and the outcomes of these audits are reported to the relevant executives at TMC.

In addition, to ensure that the duties performed by directors etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures are taken. Matters consulted with the whistleblower offices are also reported to the relevant executives at TMC.

(7)

System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees

[System]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

[Implementation status]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office.

(8)	System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report

[System]

1)

Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)

Members of the Board of Directors, Senior Managing Officers, Managing Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Senior Managing Officers, Managing Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries.

3)	TMC will maintain internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

[Implementation status]

1)

Members of the Board of Directors, Senior Managing Officers, Managing Officers, employees, and TMC’s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries.

2)

TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the Compliance Hotline, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries.

3)

TMC has established provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

(9)

Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing

[System]

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

[Implementation status]

TMC has taken appropriate budgetary steps as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

[System]

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

[Implementation status]

In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

	(Amounts are rounded to the nearest million yen)
	FY2017 (As of March 31, 2017)	FY2016 (Reference) (As of March 31, 2016)
Assets
Current assets	17,833,695	18,209,553
Cash and cash equivalents	2,995,075	2,939,428
Time deposits	1,082,654	1,032,034
Marketable securities	1,821,598	1,511,389
Trade accounts and notes receivable, less allowance for doubtful accounts	2,115,938	2,000,149
Finance receivables, net	6,196,649	5,912,684
Other receivables	436,867	451,406
Inventories	2,388,617	2,061,511
Deferred income taxes	—	967,607
Prepaid expenses and other current assets	796,297	1,333,345
Noncurrent finance receivables, net	9,012,222	8,642,947
Investments and other assets	11,707,160	10,834,680
Marketable securities and other securities investments	7,679,928	7,439,799
Affiliated companies	2,845,639	2,631,612
Employees receivables	25,187	32,998
Other	1,156,406	730,271
Property, plant and equipment	10,197,109	9,740,417
Land	1,379,991	1,352,904
Buildings	4,470,996	4,311,895
Machinery and equipment	11,357,340	10,945,267
Vehicles and equipment on operating leases	5,966,579	5,652,622
Construction in progress	474,188	513,953
Less – Accumulated depreciation	(13,451,985)	(13,036,224)

Total assets	48,750,186	47,427,597

	(Amounts are rounded to the nearest million yen)
	FY2017 (As of March 31, 2017)	FY2016 (Reference) (As of March 31, 2016)
Liabilities
Current liabilities	17,318,965	16,124,456
Short-term borrowings	4,953,682	4,698,134
Current portion of long-term debt	4,290,449	3,822,954
Accounts payable	2,566,382	2,389,515
Other payables	936,938	1,040,277
Accrued expenses	3,137,827	2,726,120
Income taxes payable	223,574	343,325
Other current liabilities	1,210,113	1,104,131
Long-term liabilities	12,762,268	13,214,955
Long-term debt	9,911,596	9,772,065
Accrued pension and severance costs	905,070	904,911
Deferred income taxes	1,423,726	2,046,089
Other long-term liabilities	521,876	491,890
Total liabilities	30,081,233	29,339,411
Mezzanine equity	485,877	479,779
Shareholders’ equity
Toyota Motor Corporation shareholders’ equity	17,514,812	16,746,935
Common stock, no par value	397,050	397,050
Additional paid-in capital	484,013	548,161
Retained earnings	17,601,070	16,794,240
Accumulated other comprehensive income (loss)	640,922	610,768
Treasury stock, at cost	(1,608,243)	(1,603,284)
Noncontrolling interests	668,264	861,472
Total shareholders’ equity	18,183,076	17,608,407

Total liabilities, mezzanine equity and shareholders’ equity	48,750,186	47,427,597

CONSOLIDATED STATEMENTS OF INCOME

	(Amounts are rounded to the nearest million yen)
	FY2017 (April 1, 2016 through March 31, 2017)	FY2016 (Reference) (April 1, 2015 through March 31, 2016)
Net revenues	27,597,193	28,403,118
Sales of products	25,813,496	26,549,111
Financing operations	1,783,697	1,854,007
Costs and expenses	25,602,821	25,549,147
Cost of products sold	21,543,035	21,456,086
Cost of financing operations	1,191,301	1,149,379
Selling, general and administrative	2,868,485	2,943,682
Operating income	1,994,372	2,853,971
Other income (expense)	199,453	129,410
Interest and dividend income	158,983	157,862
Interest expense	(29,353)	(35,403)
Foreign exchange gain (loss), net	33,601	(5,573)
Other income (loss), net	36,222	12,524
Income before income taxes and equity in earnings of affiliated companies	2,193,825	2,983,381
Provision for income taxes	628,900	878,269
Equity in earnings of affiliated companies	362,060	329,099
Net income	1,926,985	2,434,211
Less – Net income attributable to noncontrolling interests	(95,876)	(121,517)
Net income attributable to Toyota Motor Corporation	1,831,109	2,312,694

Note:

Net income attributable to common shareholders for the fiscal year ended March 31, 2017 and 2016 is 1,821,314 million yen and 2,306,607 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 9,795 million yen and 6,087 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FY2017

(April 1, 2016 through March 31, 2017)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

Equity transaction with noncontrolling interests and other		(35,555)		(2,226)	283,561	245,780	(232,433)	13,347
Comprehensive income
Net income			1,831,109			1,831,109	95,876	1,926,985
Other comprehensive income (loss)
Foreign currency translation adjustments				(52,427)		(52,427)	(5,499)	(57,926)
Unrealized gains (losses) on securities				(8,002)		(8,002)	12,281	4,279
Pension liability adjustments				92,809		92,809	503	93,312
Total comprehensive income						1,863,489	103,161	1,966,650
Accretion to Mezzanine equity			(4,849)			(4,849)		(4,849)
Dividends to Toyota Motor Corporation class shareholders			(4,946)			(4,946)		(4,946)
Dividends paid to Toyota Motor Corporation common shareholders			(634,475)			(634,475)		(634,475)
Dividends paid to noncontrolling interests							(63,936)	(63,936)
Repurchase of treasury stock					(700,228)	(700,228)		(700,228)
Reissuance of treasury stock		(1,219)			4,325	3,106		3,106
Retirement of treasury stock		(27,374)	(380,009)		407,383	—		—

Balances at March 31, 2017	397,050	484,013	17,601,070	640,922	(1,608,243)	17,514,812	668,264	18,183,076

FY2016 (Reference)

(April 1, 2015 through March 31, 2016)

	(Amounts are rounded to the nearest million yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2015	397,050	547,054	15,591,947	1,477,545	(1,225,465)	16,788,131	859,198	17,647,329

Equity transaction with noncontrolling interests and other		1,972	(97)			1,875	3,834	5,709
Comprehensive income
Net income			2,312,694			2,312,694	121,517	2,434,211
Other comprehensive income (loss)
Foreign currency translation adjustments				(362,965)		(362,965)	(32,387)	(395,352)
Unrealized gains (losses) on securities				(302,620)		(302,620)	(9,572)	(312,192)
Pension liability adjustments				(201,192)		(201,192)	(7,989)	(209,181)
Total comprehensive income						1,445,917	71,569	1,517,486
Accretion to Mezzanine equity			(3,638)			(3,638)		(3,638)
Dividends to Toyota Motor Corporation class shareholders			(2,449)			(2,449)		(2,449)
Dividends paid to Toyota Motor Corporation common shareholders			(704,728)			(704,728)		(704,728)
Dividends paid to noncontrolling interests							(73,129)	(73,129)
Repurchase of treasury stock					(782,871)	(782,871)		(782,871)
Reissuance of treasury stock		183			4,515	4,698		4,698
Retirement of treasury stock		(1,048)	(399,489)		400,537	—		—

Balances at March 31, 2016	397,050	548,161	16,794,240	610,768	(1,603,284)	16,746,935	861,472	17,608,407

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts are rounded to the nearest million yen unless otherwise stated.

[Significant matters pertaining to the preparation of consolidated financial statements]

1. Number of consolidated subsidiaries and affiliated companies accounted for by the equity method:

TMC has 597 consolidated subsidiaries (including variable interest entities) and 54 affiliated companies accounted for by the equity method.

2. Basis of consolidated financial statements:

TMC’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), pursuant to the provision of Article 120-3, Paragraph 1 of the Ordinance on Accounting of Companies. Also, pursuant to the provision of the latter part of Article 120, Paragraph 1 of the Ordinance on Accounting of Companies, which applies mutatis mutandis pursuant to Article 120-3, Paragraph 3 of the Ordinance on Accounting of Companies, certain disclosures and notes to the consolidated financial statements required under U.S. GAAP are omitted.

3. Standards and methods of valuation of securities:

Available-for-sale securities are stated at fair value. The acquisition cost of the securities is determined on the average cost method.

4. Standards and methods of valuation of inventories:

Inventories are valued at cost, not in excess of market, cost being determined on the “average-cost” basis, except for the cost of finished products carried by certain subsidiary companies which is determined on the “specific identification” basis or “last-in, first-out” basis.

5. Depreciation of property, plant and equipment and amortization of intangible assets:

Depreciation of property, plant and equipment is mainly computed on the declining-balance method for TMC and Japanese subsidiaries and on the straight-line method for foreign subsidiaries. Intangible assets with a definite life are amortized on the straight-line method.

6. Standards of accounting for reserves:

Allowance for doubtful accounts and allowance for credit losses are based primarily on the frequency of occurrence and loss severity. Accrued pension and severance costs are recognized based on the retirement benefit obligations measured by actuarial calculations less fair value of the plan assets.

        [Consolidated Balance Sheet]

1. Allowance for doubtful accounts	100,712	million yen
Allowance for credit losses	178,101	million yen

2. Components of accumulated other comprehensive income (loss)

Foreign currency translation adjustments	(560,108)	million yen
Unrealized gains (losses) on securities	1,426,003	million yen
Pension liability adjustments	(224,973)	million yen

3. Assets pledged as collateral	2,743,838	million yen

4. Guarantees	2,596,443	million yen

5. Number of Model AA Class Shares issued and outstanding as of March 31, 2017	47,100,000	shares

Model AA Class Shares are recorded under mezzanine equity.

[Consolidated Statement of Shareholders’ Equity]

Number of common shares issued and outstanding as of March 31, 2017	3,262,997,492	shares

[Financial instruments]

1. Matters pertaining to the status of financial instruments

Toyota has certain financial instruments, which arose in the normal course of business, such as marketable securities and finance receivables. Toyota employs derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates.

2. Matters pertaining to the fair value of financial instruments

Asset (Liability)	Carrying amount (million yen)	Estimated fair value (million yen)
Cash and cash equivalents	2,995,075	2,995,075
Marketable securities and other securities investments	9,399,333	9,399,333
Finance receivables	14,064,660	14,226,440
Short-term borrowings and long-term debt	(19,133,478)	(19,261,183)
Derivative financial instruments	(2,036)	(2,036)

Note:

Cash and cash equivalents, and marketable securities and other securities investments are mostly measured by market price.

Finance receivables, short-term borrowings and long-term debt are estimated based on the discounted amounts of future cash flows.

Derivative financial instruments are mostly measured based on market data.

[Per share amounts]	(Amounts are rounded to the nearest hundredth digit yen)

1. Toyota Motor Corporation shareholders’ equity per share	5,887.88 yen

2. Net income attributable to Toyota Motor Corporation per common share
Basic	605.47 yen
Diluted	599.22 yen

Unconsolidated Financial Statements

UNCONSOLIDATED BALANCE SHEETS

(As of March 31, 2017)

	(Million yen; amounts less than one million yen are omitted)
	FY2017	FY2016 (Reference)
(Assets)
Current assets	6,587,025	6,913,520
Cash and deposits	1,117,333	1,131,981
Trade accounts receivable	1,039,409	1,017,196
Marketable securities	2,323,544	2,333,446
Finished goods	176,635	176,510
Work in process	89,722	85,087
Raw materials and supplies	127,378	107,402
Short-term loans	551,653	940,579
Deferred tax assets	517,258	498,260
Others	666,889	672,355
Less: allowance for doubtful accounts	(22,800)	(49,300)
Fixed assets	10,005,141	9,186,689
Property, plant and equipment	1,335,512	1,263,106
Buildings, net	358,822	346,815
Structures, net	40,427	39,905
Machinery and equipment, net	275,811	236,103
Vehicle and delivery equipment, net	20,266	20,572
Tools, furniture and fixtures, net	93,547	86,049
Land	403,936	404,344
Construction in progress	142,700	129,314
Investments and other assets	8,669,629	7,923,583
Investments in securities	6,094,102	5,689,154
Investments in subsidiaries and affiliates	2,331,461	1,992,030
Long-term loans	137,264	136,675
Others	135,200	110,223
Less: allowance for doubtful accounts	(28,400)	(4,500)

Total	16,592,167	16,100,209

	(Million yen; amounts less than one million yen are omitted)
	FY2017	FY2016 (Reference)
(Liabilities)
Current liabilities	3,988,396	3,974,228
Trade notes payable	—	47
Electronically recorded obligations-operating	264,600	220,156
Trade accounts payable	800,980	887,371
Short-term borrowings	20,000	20,000
Current portion of bonds	100,000	40,000
Other payables	436,572	563,286
Income taxes payable	26,500	213,746
Accrued expenses	1,517,502	1,359,286
Deposits received	781,486	629,348
Others	40,753	40,984
Long-term liabilities	1,237,987	1,266,537
Bonds	270,000	310,000
Allowance for retirement benefits	330,343	318,369
Deferred tax liabilities	374,730	390,298
Others	262,913	247,869
Total liabilities	5,226,383	5,240,766
(Net assets)
Shareholders’ equity	9,861,065	9,354,277
Common stock	635,401	635,401
Capital surplus	655,322	655,322
Capital reserve	655,322	655,322
Other capital surplus	—	—
Retained earnings	10,183,931	9,675,108
Legal reserve	99,454	99,454
Other retained earnings	10,084,477	9,575,654
Reserve for special depreciation	741	913
Reserve for reduction of acquisition cost of fixed assets	11,202	11,293
General reserve	6,340,926	6,340,926
Retained earnings carried forward	3,731,606	3,222,521
Less: treasury stock	(1,613,590)	(1,611,555)
Valuation and translation adjustments	1,503,811	1,503,605
Net unrealized gains on other securities	1,503,811	1,503,605
Stock acquisition rights	906	1,560
Total net assets	11,365,784	10,859,443

Total	16,592,167	16,100,209

UNCONSOLIDATED STATEMENTS OF INCOME

(April 1, 2016 through March 31, 2017)

	(Million yen; amounts less than one million yen are omitted)
	FY2017	FY2016 (Reference)
Net revenues	11,476,343	11,585,822
Cost of sales	9,164,838	8,841,184
Gross profit	2,311,505	2,744,637
Selling, general and administrative expenses	1,474,301	1,342,511
Operating income	837,204	1,402,126
Non-operating income	1,006,567	966,658
Interest income	43,216	40,212
Dividend income	770,291	799,439
Others	193,060	127,006
Non-operating expenses	42,035	84,693
Interest expenses	5,994	6,531
Others	36,040	78,162
Ordinary income	1,801,736	2,284,091
Income before income taxes	1,801,736	2,284,091
Income taxes – current	305,000	486,500
Income taxes – deferred	(33,174)	(12,779)
Net income	1,529,911	1,810,370

UNCONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

FY2017

(April 1, 2016 through March 31, 2017)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	635,401	655,322	—	655,322	99,454	913	11,293	6,340,926	3,222,521	9,675,108
Changes of items during the period
Appropriation to reserve for special depreciation						93			(93)	—
Reversal of reserve for special depreciation						(265)			265	—
Appropriation to reserve for reduction of acquisition cost of fixed assets							1		(1)	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(91)		91	—
Dividends paid									(638,173)	(638,173)
Net income									1,529,911	1,529,911
Repurchase of treasury stock
Reissuance of treasury stock			26,060	26,060
Retirement of treasury stock			(408,975)	(408,975)
Transfer to capital surplus from retained earnings			382,914	382,914					(382,914)	(382,914)
Net changes of items other than shareholders’ equity
Total changes of items during the period	—	—	—	—	—	(172)	(90)	—	509,085	508,823
Balance at the end of current period	635,401	655,322	—	655,322	99,454	741	11,202	6,340,926	3,731,606	10,183,931

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,611,555)	9,354,277	1,503,605	1,503,605	1,560	10,859,443
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Dividends paid		(638,173)				(638,173)
Net income		1,529,911				1,529,911
Repurchase of treasury stock	(700,210)	(700,210)				(700,210)
Reissuance of treasury stock	289,199	315,260				315,260
Retirement of treasury stock	408,975	—				—
Transfer to capital surplus from retained earnings		—				—
Net changes of items other than shareholders’ equity			206	206	(653)	(447)
Total changes of items during the period	(2,035)	506,787	206	206	(653)	506,340
Balance at the end of current period	(1,613,590)	9,861,065	1,503,811	1,503,811	906	11,365,784

FY2016 (Reference)

(April 1, 2015 through March 31, 2016)

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity
	Common stock	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings				Total retained earnings
						Reserve for special depreciation	Reserve for reduction of acquisition cost of fixed assets	General reserve	Retained earnings carried forward
Balance at the beginning of current period	397,049	416,970	—	416,970	99,454	1,037	11,138	6,340,926	2,520,332	8,972,889
Changes of items during the period
Appropriation to reserve for special depreciation						156			(156)	—
Reversal of reserve for special depreciation						(279)			279	—
Appropriation to reserve for reduction of acquisition cost of fixed assets							260		(260)	—
Reversal of reserve for reduction of acquisition cost of fixed assets							(106)		106	—
Issuance of new shares	238,351	238,351		238,351
Dividends paid									(705,952)	(705,952)
Net income									1,810,370	1,810,370
Repurchase of treasury stock
Reissuance of treasury stock			1,048	1,048
Retirement of treasury stock			(403,247)	(403,247)
Transfer to capital surplus from retained earnings			402,199	402,199					(402,199)	(402,199)
Net changes of items other than shareholders’ equity
Total changes of items during the period	238,351	238,351	—	238,351	—	(123)	154	—	702,188	702,219
Balance at the end of current period	635,401	655,322	—	655,322	99,454	913	11,293	6,340,926	3,222,521	9,675,108

	(Million yen; amounts less than one million yen are omitted)
	Shareholders’ equity		Valuation and translation adjustments		Stock acquisition rights	Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains on other securities	Total valuation and translation adjustments
Balance at the beginning of current period	(1,238,184)	8,548,725	1,632,613	1,632,613	2,932	10,184,271
Changes of items during the period
Appropriation to reserve for special depreciation		—				—
Reversal of reserve for special depreciation		—				—
Appropriation to reserve for reduction of acquisition cost of fixed assets		—				—
Reversal of reserve for reduction of acquisition cost of fixed assets		—				—
Issuance of new shares		476,703				476,703
Dividends paid		(705,952)				(705,952)
Net income		1,810,370				1,810,370
Repurchase of treasury stock	(781,133)	(781,133)				(781,133)
Reissuance of treasury stock	4,515	5,563				5,563
Retirement of treasury stock	403,247	—				—
Transfer to capital surplus from retained earnings		—				—
Net changes of items other than shareholders’ equity			(129,007)	(129,007)	(1,371)	(130,379)
Total changes of items during the period	(373,370)	805,551	(129,007)	(129,007)	(1,371)	675,171
Balance at the end of current period	(1,611,555)	9,354,277	1,503,605	1,503,605	1,560	10,859,443

NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are in principle omitted.

[Significant accounting policies]

1. Standards and methods of valuation of assets

(1) Standards and methods of valuation of securities

Equity securities of subsidiaries and affiliates are stated at cost determined on the moving-average method.

Other securities:

Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year. (Differences in valuation are included directly in net assets; costs of securities are determined on the moving-average method.)

Other securities not practicable to determine their fair value are stated at cost determined on the moving-average method.

(2) Standards and methods of valuation of inventories

Standards:

Cost method (the amounts presented in the balance sheet are written down to the lower of cost or market value)

Methods:

Generally, average method

2. Depreciation of property, plant and equipment is computed on the declining balance method.

3. Standards of accounting for reserves

(1) Allowance for doubtful accounts:

To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of the receivables.

(2) Allowance for retirement benefits:

To provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the fiscal year.

4. Other significant matters pertaining to the preparation of unconsolidated financial statements

(1) Consumption taxes, etc. are computed based on the net-of-tax method.

(2) The consolidated taxation system is applied.

[Unconsolidated balance sheet]

1.	Assets pledged as collateral and relevant liabilities

Assets pledged as collateral		Relevant liabilities
Items	Book value as of the end of the fiscal year (million yen)	Items	Balance as of the end of the fiscal year (million yen)
Investments in securities	13,721	Security deposit for delayed tax payment for goods imported	13,600

Total	13,721	Total	13,600

2.	Accumulated depreciation of property, plant and equipment	3,739,393 million yen

3.	Guarantees

	Guarantees for bank loans of Toyota Argentina S.A.	17,293 million yen

4.	Export bill discounted	5,961 million yen

5.	Receivables from and payables to subsidiaries and affiliates

	Short-term receivables	1,707,808 million yen
	Long-term receivables	139,931 million yen
	Short-term payables	1,764,505 million yen
	Long-term payables	248,630 million yen

6.	The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.

[Unconsolidated statement of income]

Transactions with subsidiaries and affiliates

Net sales	7,021,025 million yen
Purchases	5,088,772 million yen
Non-operating transactions	875,752 million yen

[Unconsolidated statement of changes in net assets]

1.	Type and number of treasury stock at the end of FY2017

Common stock	288,274,636 shares

2.	Dividends from surplus

(1) Cash dividends

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors’ Meeting held on May 11, 2016	Common stock	334,144 million yen	110.0 yen	March 31, 2016	June 2, 2016
Directors’ Meeting held on May 11, 2016	First Series Model AA Class Shares	1,224 million yen	26.0 yen	March 31, 2016	June 2, 2016
Directors’ Meeting held on November 8, 2016	Common stock	300,331 million yen	100.0 yen	September 30, 2016	November 29, 2016
Directors’ Meeting held on November 8, 2016	First Series Model AA Class Shares	2,472 million yen	52.5 yen	September 30, 2016	November 29, 2016

(2) Dividends of which record date falls in FY2017 and effective date falls in FY2018

Resolutions	Type of shares	Total cash dividends	Dividends per share	Record date	Effective date
Directors’ Meeting held on May 10, 2017	Common stock	327,219 million yen	110.0 yen	March 31, 2017	May 25, 2017
Directors’ Meeting held on May 10, 2017	First Series Model AA Class Shares	2,472 million yen	52.5 yen	March 31, 2017	May 25, 2017

3.	Type and number of shares to be issued or transferred upon the exercise of Stock Acquisition Rights (excluding Stock Acquisition Rights that are not exercisable) at the end of FY2017

Common stock	2,357,300 shares

[Tax effect accounting]

Deferred tax assets mainly relate to accrued expenses, impairment losses on securities, and allowance for retirement benefits, and are netted with valuation allowance. Deferred tax liabilities mainly relate to net unrealized gains on other securities.

[Related-party transactions]

Category	Name	Voting Interests	Description of Relationship	Transaction	Transaction amounts (million yen)	Account name	Balances as of the end of the fiscal year (million yen)
Subsidiary	Toyota Motor Sales, U.S.A., Inc.	Equity Indirect 100.00%	Sales of TMC products Concurrent posting of directors	Mainly vehicle sales (Note.1)	1,957,131 (Note.2)	Trade accounts receivable	174,943 (Note.2)
Subsidiary	Toyota Auto Body Co., Ltd.	Equity Direct 100.00%	Purchase of Toyota Auto Body products	Supply of vehicle parts, etc. (Note.1)	1,069,435 (Note.2)	Other receivables	101,169 (Note.2)
				Purchase of auto bodies, etc. (Note.1)	1,642,808 (Note.2)	Trade accounts payable	56,206 (Note.2)
Subsidiary	Daihatsu Motor Co., Ltd.	Equity Direct 100.00%	Purchase of Daihatsu Motor products Concurrent posting of directors	Deposit of funds (Note.3)	176,502 (Note.3)	Deposits received	272,513
Subsidiary	Toyota Financial Services Corporation	Equity Direct 100.00%	Concurrent posting of directors	Deposit of funds (Note.3)	208,162 (Note.3)	Deposits received	257,180

Note. 1:	Terms of transactions, including price terms, are determined through negotiations.
Note. 2:

The transaction amounts and the balances of trade accounts receivable do not include consumption taxes, etc. The balances of trade accounts payable and other receivables include consumption taxes, etc.

Note. 3:	The interest rates of deposit of funds are determined based on the market interest rate. The transaction amount represents average balance during the fiscal year.

[Per share information]	(Amounts are rounded to the nearest hundredth digit yen)

1. Net assets per common share	3,659.40 yen
2. Net income per common share	506.96 yen

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2017

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata LLC

Yasuhiro Nakajima

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Satoko Nakatani

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

We have audited, pursuant to Article 444 (4) of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheets, the consolidated statements of income, the consolidated statements of shareholders’ equity, and the notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2016 to March 31, 2017.

Management’s Responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as applied mutatis mutandis pursuant to Article 120-3 (3) of said Rules that allow the partial omission of the disclosure items required by U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the consolidated financial statements, whether due to fraud or error. In making the risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the above consolidated financial statements prepared by partially omitting the disclosure items required by U.S. generally accepted accounting principles in accordance with the provisions of the latter part of Article 120 (1) of the Ordinance on Accounting of Companies as applied mutatis mutandis pursuant to Article 120-3 (3) of said Rules present fairly, in all material respects, the financial position and the results of operations of the corporate group which consists of the Company and its consolidated subsidiaries for the period covered by the consolidated financial statements.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for reader’s convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Independent Auditor’s Report (Certified Copy)

(English Translation*)

May 2, 2017

To the Board of Directors of

Toyota Motor Corporation

PricewaterhouseCoopers Aarata LLC

Yasuhiro Nakajima

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Hitoshi Kiuchi

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Hisashi Shirahata

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

Satoko Nakatani

Certified Public Accountant

Designated Limited Liability Partner

Engagement Partner

We have audited, pursuant to Article 436 (2) (i) of the Companies Act of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheets, the unconsolidated statements of income, the unconsolidated statements of changes in net assets and the notes to the unconsolidated financial statements, and the supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the “Company”) for the 113th fiscal year from April 1, 2016 to March 31, 2017.

Management’s Responsibility for the unconsolidated financial statements and the supplementary schedules:

Management is responsible for the preparation and fair presentation of the unconsolidated financial statements, and the supplementary schedules in accordance with Japanese generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of the unconsolidated financial statements, and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility:

Our responsibility is to express an opinion on these unconsolidated financial statements and the supplementary schedules based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the unconsolidated financial statements and the supplementary schedules are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the unconsolidated financial statements and the supplementary schedules. The procedures selected depend on the auditor’s judgment, including the assessment of the risk of material misstatement of the unconsolidated financial statements and the supplementary schedules, whether due to fraud or error. In making the risk assessment, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the unconsolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the purpose of the financial statements audit is not to express an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as examining the overall presentation of the unconsolidated financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion:

In our opinion, the unconsolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period covered by the unconsolidated financial statements and the supplementary schedules in conformity with Japanese generally accepted accounting principles.

Conflict of interest:

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

*	The original audit report is in Japanese. This English translation is for readers’ convenience and reading this translation is not a substitute for reading the original audit report in Japanese.

Audit & Supervisory Board’s Report (Certified Copy)

Audit Report

The Audit & Supervisory Board has discussed and prepared this Audit Report based on the audit reports prepared by each of the Audit & Supervisory Board Members pertaining to the conduct of duties by Members of the Board of Directors of Toyota Motor Corporation during FY2017 extending from April 1, 2016 through March 31, 2017, and reports as follows.

1.	Methods and contents of Audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board

(1)	Auditing method of the Audit & Supervisory Board

The Audit & Supervisory Board determined the audit policies and audit plan, received a report from each Audit & Supervisory Board Member on the audit and its results, and received reports from Members of the Board of Directors and senior executives and Accounting Auditor on the execution of their duties.

(2)	Methods and contents of Audit by the Audit & Supervisory Board Members

1)

Based on the audit policies and audit plan adopted by the Audit & Supervisory Board, each Audit & Supervisory Board Member communicated with Members of the Board of Directors and senior executives and other Audit & Supervisory Board Members, collected information, developed an auditing environment, attended the Board of Directors’ meetings and other important meetings, and received reports from Members of the Board of Directors and senior executives on the execution of their duties. The Audit & Supervisory Board Members also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Audit & Supervisory Board Members exchanged opinions and information with Members of the Board of Directors and senior executives and Audit & Supervisory Board Members of the subsidiaries, and received reports on business from them, as needed.

2)

Concerning the unconsolidated financial statements (unconsolidated balance sheets, unconsolidated statements of income, unconsolidated statements of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statements of shareholders’ equity, and notes to the consolidated financial statements), each Audit & Supervisory Board Member received reports from Members of the Board of Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Audit & Supervisory Board Members also received notice from the Accounting Auditor confirming that the “systems to ensure the appropriate execution of duties by the Accounting Auditor” (as described in each of the items of Article 131 of the Ordinance on Accounting of Companies) has been properly developed.

2.	Results of Audit

(1)	Audit results concerning the business report and others

1)	The business report and supplementary schedules accurately represent the company’s situation as required by laws and regulations and the Articles of Incorporation.

2)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the execution of duties by Members of the Board of Directors.

3)

Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 of the Companies Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act) are appropriate. We have nothing to point out concerning the execution of duties by Members of the Board of Directors with respect to the internal control system.

(2)	Audit results concerning unconsolidated financial statements and supplementary schedules

The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.

(3)	Audit results of consolidated financial statements

The auditing method of PricewaterhouseCoopers Aarata LLC, the Accounting Auditor, and the results of the audit, are appropriate.

May 9, 2017

Audit & Supervisory Board of Toyota Motor Corporation

Full-time Audit & Supervisory Board Member	Masaki Nakatsugawa	Outside Audit & Supervisory Board Member	Yoko Wake
Full-time Audit & Supervisory Board Member	Masahiro Kato	Outside Audit & Supervisory Board Member	Teisuke Kitayama
Full-time Audit & Supervisory Board Member	Yoshiyuki Kagawa	Outside Audit & Supervisory Board Member	Hiroshi Ozu

Financial Highlights

(Figures are rounded down to the nearest whole unit)

Consolidated Financial Results

Vehicle Sales

(thousand units)
10,000
7,500
5,000
2,500
0
8,871
9,116
8,972
8,681
8,971
FY13
'14
'15
'16
'17

Net Revenues

(trillion yen)
30
20
10
0
22.0
25.6
27.2
28.4
27.5
FY13
'14
'15
'16
'17

Operating Income

(billion yen)
3,000
2,000
1,000
0
1,320.8
2,292.1
2,750.5
2,853.9
1,994.3
FY13
'14
'15
'16
'17

Net Income Attributable to Toyota Motor Corporation

(billion yen)
3,000
2,000
1,000
0
962.1
1,823.1
2,173.3
2,312.6
1,831.1
FY13
'14
'15
'16
'17

Shareholders Return

Annual Dividends per Share of Common Stock

(yen)
250
200
150
100
50
0
90
60
30
165
100
65
200
125
75
210
110
100
210
Year-End
110
Interim
100
FY13
'14
'15
'16
'17

Repurchase of Treasury Stock (for Shareholders Return)

(billion yen)
800
600
400
200
0
*1
180.0
293.3
*2
639.3
449.9
(maximum)
FY13
'14
'15
'16
'17

*1 Excluding the portion used to avoid dilution through the contribution to Toyota Mobility Foundation (180.0 billion yen)

*2 Excluding the portion used to avoid dilution related to the issuance of First Series Model AA Class Shares (349.9 billion yen)

Organizational Changes

TMC has established product-based in-house companies to promote business innovation (April 2016)

<Objectives of the new in-house company system>

- Reduce the time and effort consumed by cross-functional coordination and promote the innovation of working practices in order to make "ever-better cars"
- Develop leaders who can lead through quick judgement, quick decisions and quick action through *genchi genbutsu* (on-site learning and problem-solving)

Organization as of April 2017

Head Office

- Frontier Research Center
- Divisions not belonging to any group (EV Business Planning Dept., Corporate Strategy Div., Governance Management Dept., etc.)
- Groups (Business Development, External Affairs & Public Affairs, General Administration & Human Resources, Information Systems, Accounting, Sales Financial Business, Purchasing, Customer First Promotion, Production Planning)

Business Units

Region-based	Product-based
Business Planning & Operation	Advanced R&D and Engineering Company
North America Region	Toyota Compact Car Company
Europe Region	Mid-size Vehicle Company
Japan Sales Business Group	CV Company
China Region	Lexus International Co.
Asia, Middle East & North Africa Region	Powertrain Company
East Asia & Oceania Region	Connected Company
Africa Region	GAZOO Racing Company
Latin America & Caribbean Region	Emerging-market Compact Car Company

Business Units, Presidents, and Regional CEOs

Business Units

Region-based

Business Planning & Operation
President
Didier Leroy

North America Region
Chief Executive Officer
James E. Lentz

Asia, Middle East & North Africa Region
Chief Executive Officer
Hiroyuki Fukui

Europe Region
Chief Executive Officer
Johan van Zyl

East Asia & Oceania Region
Chief Executive Officer
Yoichi Miyazaki

Japan Sales Business Group
Chief Officer
Yasuhiko Sato

Africa Region
Chief Executive Officer
Takeshi Isogaya

China Region
Chief Executive Officer
Hiroji Onishi

Latin America & Caribbean Region
Chief Executive Officer
Steve St.Angelo

Product-based

Advanced R&D and Engineering Company

President

Kiyotaka Ise

Development of advanced technologies

Lexus International Co.

President

Yoshihiro Sawa

Planning, development, and production of Lexus cars

Toyota Compact Car Company

President

Kazuhiro Miyauchi

Planning, development, and production of compact cars
(Vitz, AQUA, Sienta, etc.)

Powertrain Company

President

Toshiyuki Mizushima

Planning, development, and production of units
(Engine, etc.)

Mid-size Vehicle Company

President

Moritaka Yoshida

Planning, development, and production of passenger vehicles
(COROLLA, PRIUS, CAMRY, CROWN, etc.)

Connected Company / GAZOO Racing Company

President

Shigeki Tomoyama

Development and installation of onboard communication equipment and provision of mobility services through communication /
Planning and development of sports vehicles through motor sports

CV Company

President

Keiji Masui

Planning, development, and production of commercial vehicles
(HIACE, COASTER, LAND CRUISER, ALPHARD, etc.)

*CV: Commercial Vehicle

Emerging-market Compact Car Company

President

Shinya Kotera

Product and business planning, development, and production of emerging-market compact cars